Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2014 RESULTS
AND REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., March 30, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its annual operational and financial results for the year ended December 31, 2014.

“In 2014, Entrée initiated an infill drilling, pre-feasibility level program at our Ann Mason project in Nevada, to upgrade the current NI 43-101 Inferred and Indicated resource to Measured and Indicated categories.  Measured and Indicated resources will form the basis for estimating reserves as the project advances farther along the development timeline and provide a greater degree of confidence to the within-pit mineralization,” said Greg Crowe, President and CEO of Entrée.  “To further de-risk the project, additional metallurgical studies have been initiated, to confirm previous work, which indicated that the Ann Mason deposit has recoveries greater than 90% and produces a high quality, 30% copper concentrate, with no penalty elements.”

“Concurrently, we have continued to engage in discussions with the Government of Mongolia, Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC with regards to our assets in Mongolia. While no final agreements have been reached, we remain optimistic that a resolution of all outstanding issues surrounding Oyu Tolgoi is possible.”

“We continue to manage our operational and growth opportunities while still maintaining a prudent cash management strategy. We marked the end of 2014 with over US$33,000,000 in our treasury allowing us flexibility in our business model to adapt to changing market conditions and act on potential opportunities.”

All dollar figures in this news release are in United States currency unless otherwise noted.

Highlights for the year ended December 31, 2014 and subsequent developments through March 30, 2015 include:

USA

Ann Mason, Nevada

The Ann Mason project is a large, porphyry copper deposit with very consistent grades, located in one of the best mining jurisdictions in the world.   The 2012 Preliminary Economic Assessment (“2012 PEA”) on the Ann Mason deposit envisions a 24 year conventional open pit mine and sulphide flotation mill operating at a throughput rate of 100,000 tonnes per day and is based on mineralization contained within the Phase 5 pit.  Over the life of mine, the 2012 PEA estimates average copper recovery of approximately 93%, producing a clean, 30% copper concentrate with average annual production of 214 million pounds of copper.  There is potential to increase the mine life of Ann Mason through additional drilling and engineering studies.

Entrée commenced an infill drill program in August 2014 which was completed in January 2015.  The program comprised 40 holes and a total of approximately 19,200 metres combined reverse circulation (“RC”) pre-collars and core.  The work was designed to upgrade the mineral resources contained in the 2012 Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories.

Drill result highlights from the 40 hole program include:

•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;
•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;
•	EG-AM-14-046, with 112.3 metres of 0.34% copper;
•	EG-AM-14-050, with 176 metres of 0.35% copper;
•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 grams per tonne (“g/t”) gold over 200 metres.
•	EG-AM-14-059, with 466 metres of 0.31% copper;
•	EG-AM-14-067, with 377 metres of 0.32% copper;
•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and
•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

An updated drill plan and a table of detailed drill hole information is available on www.entreegold.com.

Many of the reported drill hole intervals include sections with higher copper grades, primarily in the 0.40% to 0.60% copper range.  Several holes also returned intervals with higher than average gold (0.09 to 0.15 g/t) and silver grades (1.21 to 2.77 g/t).  Intersections of higher than average molybdenum grades were also encountered, further outlining the molybdenum domain previously discussed in the 2012 PEA.

RC chips and split core samples were prepared at Acme Analytical Laboratories (“Acme”) in Elko and Reno, Nevada and shipped by Acme to their lab in Vancouver, Canada for analyses.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

Drill intersections described in this news release are based on drilled core lengths and may not reflect the true width of mineralization.

In 2014, baseline environmental studies, including biology (vegetation, wildlife, noxious weeds and raptors), cultural resources and Waters of the United States & Wetland Delineation, were completed on approximately 10,040 acres of the Ann Mason project area. The cultural resources inventory was submitted to the Bureau of Land Management (“BLM”) in December 2014 and the biological survey was submitted to the BLM in February 2015. No significant obstacles to the development of Ann Mason were identified in any of the studies. The U.S. Corps of Engineers has verbally approved the Preliminary Waters of the United States & Wetland Delineation report finding of no wetlands subject to U.S. Corps of Engineers jurisdiction within the Ann Mason project area, but are now waiting for United States Environmental Protection Agency approval.

In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

The 2012 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2012 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mongolia

Oyu Tolgoi Project Update

Entrée has a carried joint venture interest in two of the Oyu Tolgoi copper-gold deposits in Mongolia - the Hugo North Extension and the Heruga deposits.  Phase 1 (Southern Oyu Tolgoi open pits), which is owned 100% by Oyu Tolgoi LLC (“OTLLC”), is in commercial production. Development of Phase 2 (Lift 1 of the underground block cave mining operation, which includes a portion of the Hugo North Extension deposit) is currently on hold pending resolution of outstanding issues between OTLLC, the Government of Mongolia, Turquoise Hill Resources Ltd. (“Turquoise Hill”) and Rio Tinto.

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On March 24, 2015, Turquoise Hill announced that it continues to work with Rio Tinto and the Government of Mongolia to resolve OTLLC shareholder matters and finalize project finance to restart the underground mine development at Oyu Tolgoi.  Commencement of underground development remains subject to: (1) successful resolution of the mine’s remaining shareholder issues, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the 2014 Oyu Tolgoi Feasibility Study (“OTFS14”) by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

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On September 22, 2014, Turquoise Hill announced that the OTFS14 had been finalized and presented to the board of directors of OTLLC.  Turquoise Hill filed a technical report under NI 43-101 titled “Oyu Tolgoi 2014 Technical Report” (“2014 OTTR”) relating to the Oyu Tolgoi project on October 28, 2014.  2014 OTTR reports on the most likely mining scenario for reserves exploited from Phase 1 and Phase 2 of the Oyu Tolgoi project.

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The OTFS14 updates the Reserve Case for Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit. On November 3, 2014, the Company reported on changes and impacts specific to the Company’s Reserve Case reported in its March 28, 2013 technical report titled “Technical Report 2013 on the Lookout Hill Property” (“LHTR13”).  The Company does not consider the changes and impacts to be material.

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The OTFS14 also discusses several Life of Mine (“LOM”) alternative production cases for the entire Oyu Tolgoi project.  The alternative production cases, if implemented, allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day (“ktpd”). Entrée is currently examining the alternative production cases and associated expansion options identified in OTFS14, to evaluate whether Entrée believes there is a more likely development scenario for the Joint Venture Property than the Reserve Case.

Other Corporate Highlights

For the year ended December 31, 2014, the Company incurred a net loss of $8,669,188 ($0.06 per share) compared to a net loss of $11,422,025 ($0.08 per share) for the year ended December 31, 2013.  The decrease in net loss is due to lower operating expenditures primarily due to a combination of lower general and administrative expense and higher foreign exchange gains. These lower operating expenditures were partially offset by increased exploration expenses on the Ann Mason Project as a result of an increase in drilling activities. As at December 31, 2014, the Company had working capital of $32,603,711, including cash of $33,517,096.

SELECTED FINANCIAL INFORMATION

	As at December 31, 2014	As at December 31, 2013
Working capital (1)	$32,603,711	$46,394,496
Total assets	79,690,498	97,395,105
Total long term liabilities (2)	44,269,904	50,956,860
(1)	Working Capital is defined as Current Assets less Current Liabilities.
(2)	Long term liabilities include $34,507,372 of deferred revenue related to a deposit on a metal credit delivering obligation.

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Annual Report on Form 20-F has been filed with the SEC, and is available on the Company website.  Shareholders can receive a free hard copy of the Company’s audited Annual Financial Statements upon request.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

The 2012 PEA titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of October 24, 2012, amended October 15, 2014, was prepared by AGP Mining Consultants Inc. and is available on SEDAR at www.sedar.com.

The technical report titled “Technical Report 2013 on the Lookout Hill Property” dated March 28, 2013 is available on SEDAR at www.sedar.com. Bernard Peters, B.Eng. (Mining), FAusIMM, had overall responsibility for preparation of the technical report.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada and recently completed a pre-feasibility level drill program.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the potential for estimating reserves on the Ann Mason deposit; the potential development of Ann Mason; anticipated future production, cash flows and mine life; anticipated capital and operating costs; potential metallurgical recoveries and grades; the availability of project financing; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of future phases of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit; discussions regarding Entrée’s interest in the joint venture property, the joint venture licences and material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences; the resolution of outstanding issues between the Government of Mongolia, Entrée, Rio Tinto and Turquoise Hill; potential size of a mineralized zone; potential expansion of mineralization; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; requirements for additional capital; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia and the costs which could result from delays; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of the governments to foreign investment; risks associated with the conduct of joint ventures; recent global financial conditions; changes in project parameters as plans continue to be refined; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.